SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279,333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701 and 333-264992).

EXPLANATORY NOTE

Trinity Biotech plc sent holders of its Ordinary Shares the following: “Letter from the Board of Trinity Biotech plc“, “Notice of Annual General Meeting“ and “Form of Proxy“. Copies of these documents are filed herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Letter from the Board of Trinity Biotech plc

99.2	Notice of Annual General Meeting

99.3	Form of Proxy